3/11/02



02007513

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-~~27082~~ 46211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GNA Distributors, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2002 WASH, D.C. 365

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6610 West Broad Street
(No. and Street)

Richmond	VA	23230
(City)	(Street)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie C. Turner (804)281-6171
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 1900	Richmond	VA	23219
(City)	(City	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountants
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Scott A. Curtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GNA Distributors, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and Chief Executive Officer

Title



Notary Public

My Commission Expires March 31, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietary's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.


KPMG

GNA DISTRIBUTORS, INC.

Financial Statements and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

Filed in accordance with SEC Rule 17a-5(e)(3) as
a public document



Suite 1900
1021 East Cary Street
Richmond, VA 23219

Independent Auditors' Report

The Board of Directors
GNA Distributors, Inc.:

We have audited the accompanying balance sheets of GNA Distributors, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's interest, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GNA Distributors, Inc. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 8, 2002



GNA DISTRIBUTORS, INC.

Balance Sheets

December 31, 2001 and 2000
(Dollar Amounts in thousands, except share amounts)

Assets		2001		2000
Cash and cash equivalents	$	1,971	$	1,882
Warrants, at cost		20		20
Receivable from affiliates		35		17
Interest receivable on cash equivalents		4		10
Total assets	$	2,030	$	1,929

Liabilities and Shareholder's Interest				
Liabilities:				
Payable to affiliates		—		4
Income tax payable to affiliates		265		199
Total liabilities	$	265	$	203
Shareholder's interest:				
Common stock, $1 par value. Authorized 50,000 shares; issued and outstanding 25,000 shares	$	25	$	25
Additional paid-in capital		4,844		4,844
Accumulated deficit		(3,104)		(3,143)
Total shareholder's interest	$	1,765	$	1,726
Total liabilities and shareholder's interest	$	2,030	$	1,929

See accompanying notes to financial statements.

GNA DISTRIBUTORS, INC.

Statements of Income

Years ended December 31, 2001 and 2000
(Dollar amounts in thousands)

	2001	2000
Revenues:		
Interest income	$ 79	$ 118
Total revenues	$ 79	$ 118
Expenses:		
Regulatory fees and expenses	$ 1	$ 1
Other	14	12
Total expenses	$ 15	$ 13
Income before income tax expense	$ 64	$ 105
Income tax expense	$ 25	$ 41
Net income	$ 39	$ 64

See accompanying notes to financial statements.

GNA DISTRIBUTORS, INC.

Statements of Changes in Shareholder's Interest

Years ended December 31, 2001 and 2000
(Dollar and Share Amounts in thousands)

	Common stock								
	Shares		Par value		Additional paid–in capital		Accumulated deficit		Total shareholder's interest
Balance at December 31, 1999	25	$	25	$	4,844	$	(3,207)	$	1,662
Net income							64		64
Balance at December 31, 2000	25	$	25	$	4,844	$	(3,143)	$	1,726
Net income	—		—		—		39		39
Balance at December 31, 2001	25	$	25	$	4,844	$	(3,104)	$	1,765

See accompanying notes to financial statements.

GNA DISTRIBUTORS, INC.

Statements of Cash Flows

Years ended December 31, 2001 and 2000
(Dollar Amounts in thousands)

		2001		2000
Cash flows from operating activities:				
Net income	$	39	$	64
Adjustments to reconcile net income to net cash provided by operating activities:				
Change in receivable from/payable to affiliates	$	(22)	$	19
Change in interest receivable on cash equivalents		6		(3)
Change in accounts payable and accrued liabilities		—		(7)
Change in income tax receivable from /payable to parent		66		276
Total adjustments	$	50	$	285
Net cash provided by operating activities	$	89	$	349
Cash used in investing activities - purchase of warrants	$	—	$	(20)
Net increase in cash and cash equivalents	$	89	$	329
Cash and cash equivalents at beginning of year	$	1,882	$	1,553
Cash and cash equivalents at end of year	$	1,971	$	1,882
Supplemental information:				
Income tax payments received from parent	$	41	$	235

See accompanying notes to financial statements.

GNA DISTRIBUTORS, INC.
Notes to Financial Statements

December 31, 2001 and 2000
(Dollar amounts in thousands)

(1) Organization and Summary Of Significant Accounting Policies

Organization

GNA Distributors, Inc. (the Company), a Washington corporation, was incorporated on May 25, 1993, as a broker/dealer registered under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation, which is an indirect wholly owned subsidiary of General Electric Capital Corporation (GECC). GECC is wholly-owned directly or indirectly, subsidiary of General Electric Company.

Revenues and Expenses

Revenues for 2001 and 2000 are related to income from investments and expenses are related to regulatory and audit fees. The Company no longer brokers mutual funds or annuity products.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Warrants

Warrants represent the purchase of 1,500 warrants to purchase common stock of The NASDAQ Stock Market, Inc. at exercise prices ranging between $13.00 and $16.00 on dates ranging from June 28, 2002 to June 28, 2005. These securities are carried at cost, which approximates fair value.

Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the years ended December 31, 2001 and 2000 and, therefore, has not included a statement of changes for such activities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

GNA DISTRIBUTORS, INC.
Notes to Financial Statements

December 31, 2001 and 2000
(Dollar amounts in thousands)

(2) **Income Taxes**

The Company is included in the consolidated federal income tax return filed by the General Electric Company. Income taxes are calculated as if the company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted or received as applicable. The amounts of current and deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The total federal and state income tax expense at December 31 consisted of the following components:

		2001	2000
Current federal income tax expense	$	21	34
Current state income tax expense		4	7
Total income tax expense	$	25	41

The following reconciles the federal statutory tax rate of 35% to the reported income tax:

	2001	2000
Expected federal income tax computed at statutory corporate tax rate	35.0 %	35.0 %
State income tax, net of federal benefit	4.6	4.6
Totals	39.6 %	39.6 %

There were no deferred taxes as of December 31, 2001 and 2000.

(3) **Commitments and Contingencies**

During the normal course of business, the Company may be subject to litigation as a result of transactions with customers. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit.

There is no material pending litigation to which the Company is a party or of which any of the Company's property is the subject, and there are no legal proceedings contemplated by any governmental authorities against the Company of which management has any knowledge.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 and 2000, the Company's ratio of aggregate indebtedness to net capital was .16 to 1 and .12 to 1, respectively.

Schedule I

GNA DISTRIBUTORS, INC.

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001
(Dollar amounts in thousands)

NET CAPITAL:		
Total shareholder's interest	$	1,765
Deduction of nonallowable assets and net capital adjustments:		
Receivable from affiliates	$	35
Warrants		20
Hair cut on cash equivalents		40
Net capital	$	1,670
TOTAL AGGREGATE INDEBTEDNESS	$	265
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Greater of:		
6-2/3% of total aggregate indebtedness or	$	18
Minimum net capital requirement of Company		5
Net capital requirement	$	18
EXCESS NET CAPITAL at 1,500 percent - net capital less net capital requirement	$	1,652
EXCESS NET CAPITAL at 1,000 percent - net capital less 10% of total aggregate indebtedness	$	1,644
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.16 to 1

Note: the above calculation does not materially differ from the computation of net capital under Rule 15c3-1e filed with the National Association of Securites Dealers (NASD) as of December 31, 2001

See accompanying independent auditors' report.

Schedule II

GNA DISTRIBUTORS, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

GNA Distributors, Inc. is exempt under rule 15c3-3(k)(1).

See accompanying independent auditors' report.

Schedule III

GNA DISTRIBUTORS, INC.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

GNA Distributors, Inc. does not maintain physical possession or control of customers' fully paid and excess margin securities.

See accompanying independent auditors' report



Suite 1900
1021 East Cary Street
Richmond, VA 23219

The Board of Directors
GNA Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of GNA Distributors, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 8, 2002